Exhibit 99.2

Ciba Specialty Chemicals Inc. Switzerland	Ciba Spezialitätenchemie AG Schweiz	Ciba Spécialités Chimiques SA Suisse

January 31, 2006
Basel, Switzerland
Full year results – December 31, 2005
Ciba Specialty Chemicals reports operational improvements in challenging year
•	Significant impairment for Textile Effects in fourth quarter
•	Sales up 6% in Swiss francs, 4% in local currencies
•	Profitability impacted by higher raw material costs
•	Project Shape delivering substantial cost savings
•	Improvement in operational performance in fourth quarter
•	Strategic options under evaluation for Textile Effects
•	Substantial investments in Asian production
•	Dividend of CHF 3 per share proposed
Financial highlights (in millions of Swiss francs, except per share data and percentages)
Full year to full year comparisons

	Excluding restructuring, impairment				Incl. restructuring, impair-
	and other charges				ment and other charges(2)
			Change in %
				Local
Year ended December 31,	2005	2004	CHF	curr.(a)	2005	2004
Net sales	7 419	7 027	+6	+4
Gross profit	2117	2171	-3	-5
Operating income (loss)	579	612	-5	-11	(124)	521
Net income (loss)	364	374	-3		(256)	306
Earnings (loss) per share, basic and diluted	5.57	5.67	-2		(3.92)	4.64
Adjusted EBITDA(1)	1000	1006	-1
Adjusted EBITDA(1) margin	13.5%	14.3%
Free cash flow	250	401			168	390

(1)	Adjusted EBITDA is calculated as operating income plus depreciation and amortization. In financial statements published prior to June 30, 2005, the Company referred to adjusted EBITDA as EBITDA.

(2)	In 2005, restructuring, impairment and other charges of CHF 120 million in connection with Project Shape, as well as the CHF 583 million impairment charge relating to the impairment of the Textile Effects segment.
In addition, please see consolidated financial highlights and notes to news release at the end of this document.

Armin Meyer, Chairman of the Board and CEO, summarizes as follows:
“2005 has been the most challenging year for the Company since its foundation. Higher raw material, energy and pension costs added up to almost CHF 400 million. On the other side, we achieved solid sales growth, 2.5 percent sales price increases, CHF 60 million cost savings from Project Shape and made good progress with the repositioning of Textile Effects. As part of the repositioning, an assessment of the value of Textile Effects led to a significant impairment. With our key priorities – innovation and improving operations – as well as our focused portfolio, we will be able to deliver stronger results. We are confident in our future, and therefore will once again be proposing a dividend of CHF 3 per share at the AGM on March 2, 2006.”
OVERVIEW – FULL YEAR 2005
Increased sales, with Asia Pacific driving growth
Sales for the year were CHF 7.4 billion, up 6 percent in Swiss francs and 4 percent in local currencies, reflecting sales price increases, strong growth in Asia Pacific and the acquisition of Raisio Chemicals. Asia Pacific now represents 29 percent of sales. Sales growth in both mainland China and India was double digit. Sales in Europe were higher, mainly due to the acquisition; and flat in the Americas. The overall currency effect for the year was 2 percent positive, with the strengthening of the US dollar in the second half compensating for the negative currency impact in the first half of the year.
Sales prices for the year were increased by 2.5 percent. Plastic Additives and Water & Paper Treatment showed substantially above average increases. The Raisio Chemicals acquisition led to a 4 percent increase in sales. Overall volumes were 2 percent lower and capacity utilization was close to 75 percent.
Gross profit margin reached 28.5 percent of sales (2004: 30.9 percent). This drop is mainly as a result of the 10 percent increase in raw material costs during the year, as well as substantially higher energy and social benefit costs. These higher costs were not fully offset by sales price increases. In the second half of the year, Hurricane Katrina and a fire at the Grenzach plant in Germany impacted gross profit with over CHF 25 million of additional costs. On the other side, in 2005 there were gains of CHF 68 million from the sale of fixed assets.
Selling, general and administrative expenses in 2005 were CHF 1.2 billion, 4 percent lower than 2004 in Swiss francs and 5 percent lower in local currencies.
Total energy related cost increases in production and SG&A amounted to CHF 40 million and those relating to higher social benefit costs were CHF 60 million. A number of efforts were initiated to mitigate these increases. These ranged from active steps to lower energy consumption to some rationalization of corporate sites. The most important savings came from Project Shape, where tight cost management in production and administration areas, as well as headcount reductions, led to savings of more than CHF 60 million for the year.
Investment into research and development remained high at 4.1 percent of sales, with a strong bias towards Plastic Additives and Coating Effects.

Special effects – restructuring, impairment and other charges
Restructuring, impairment and other charges before taxes amounted to CHF 703 million in 2005 (2004: CHF 91 million). CHF 120 million of this relates to restructuring and other charges from Project Shape as expected. CHF 583 million before taxes was booked as non-cash charges reflecting an impairment of the fixed and intangible assets of the Textile Effects business. This charge, which cannot exceed the book value of the fixed and intangible assets of a business, is required under US-GAAP if the carrying values of the assets of a business are no longer in line with the enterprise value. Further charges cannot be excluded.
Profitability levels impacted by higher raw material costs
Operating income, before special effects (consisting of restructuring, impairment and other charges relating to Project Shape and Textile Effects), was 5 percent lower at CHF 579 million in 2005 (2004: CHF 612 million). Including special effects, an operating loss of CHF 124 million was reported.
Adjusted EBITDA, operating income plus depreciation and amortization, before special effects, was CHF 1 billion, on a par with 2004. Adjusted EBITDA margin before special effects was 13.5 percent of sales for the year (2004: 14.3 percent).
A CHF 30 million gain, net of taxes, under “discontinued operations” was released from provisions originally relating to the sale of Performance Polymers (2004: CHF 28 million).
Net income for 2005, before special effects, was CHF 364 million (2004: CHF 374 million).
A net income loss of CHF 256 million was reported for the year, reflecting substantial restructuring and impairment charges (2004 net income: CHF 306 million). Income taxes of CHF 18 million (2004: CHF 92 million) reflected the normal tax charges on profitable operations, but also tax effects relating to restructuring measures and the effects of the impairment of Textile Effects assets.
Strong balance sheet, with further improvements in operating asset levels
The strengthening of foreign currencies, mainly the US dollar, against the Swiss franc, led to the increase of some foreign assets at year end. Almost all of the increase in receivables and more than half of the increase in inventory valuation is due to this currency translation effect. Inventory valuation also reflects the impact of the 10 percent increase in raw material prices, while being some 5 percent lower in volumes. Property, plant and equipment, as well as intangibles, were substantially reduced through the impairment charges relating to Textile Effects.
Net debt at year end was CHF 1.95 billion (2004: CHF 1.84 billion) or 50 percent of book equity. More than half of the CHF 100 million increase is due to the strengthening of the foreign currencies against the Swiss franc at year end.
Free cash flow recovered strongly in the second half of the year after a very weak start. Before restructuring charges, free cash flow reached CHF 250 million (2004: CHF 401 million). The lower cash flow level relates to the higher level of receivables, as well as to the increase in raw material prices, which led to about CHF 100 million higher cash outflow for inventories.

OVERVIEW – FOURTH QUARTER
Financial highlights (in millions of Swiss francs, except per share data and percentages)
4th quarter to 4th quarter comparisons (unaudited)

	Excluding restructuring, impairment				Incl. restructuring, impair-
	and other charges				ment and other charges(2)
			Change in %
				Local
Three months ended December 31,	2005	2004	CHF	curr.(a)	2005	2004
Net sales	1 887	1 766	+7	+1
Gross profit	518	491	+5	-3
Operating income (loss)	139	97	+41		(487)	6
Net income (loss)	90	44	+98		(476)	(24)
Earnings (loss) per share, basic and diluted	1.37	0.69	+98		(7.29)	(0.34)
Adjusted EBITDA	246	208	+19	+5
Adjusted EBITDA (1) margin	13.1%	11.8%
Sales up 7 percent in Swiss francs, 1 percent in local currencies
Sales for the fourth quarter were CHF 1.9 billion, up 7 percent in Swiss francs and 1 percent in local currencies. Sales in Asia Pacific continued to rise, while in Europe and the Americas sales were relatively flat. Sales prices during the period were increased by 3 percent, with volumes 2 percent lower. Capacity utilization was slightly lower, as is the norm for this time of year, as maintenance shutdowns are done in this time.
Gross profit margin remained at a similar level to the fourth quarter of 2004, at 27.5 percent of sales.
Profitability improved over fourth quarter 2004
Operating income before special effects was CHF 139 million (2004: CHF 97 million). This included increased savings from Project Shape, of around CHF 25 million in the fourth quarter. These savings more than offset the effects of higher pension and utility costs. Including the impact of the aforementioned special effects, an operating loss of CHF 487 million was reported for the quarter.
Adjusted EBITDA, operating income plus depreciation and amortization before special effects, was CHF 246 million (2004: CHF 208 million). Adjusted EBITDA margin before special effects was 13.1 percent of sales (2004: 11.8 percent).
Net income before special effects was CHF 90 million (2004: CHF 44 million). Including special effects a loss of CHF 476 million was reported.
Project Shape delivering savings
Project Shape, the integration of the Raisio Chemicals acquisition and the alignment of the Textile Effects business to its Asian customer base, remains on track and delivered savings of more than CHF 60 million and a reduction of 650 positions in 2005.
The Raisio Chemicals integration is now finalized, with synergies materializing as expected. Profitability in the Textile Effects segment has now stabilized as a result of Project Shape.

Restructuring and other charges of CHF 120 million before taxes have been incurred in 2005 – CHF 43 million in the fourth quarter. Restructuring charges after taxes were CHF 86 million for the full year.
The final CHF 60 million of restructuring charges for Project Shape will be incurred in 2006, with savings of CHF 120 million expected during the year. Overall, annualized savings are expected to be CHF 180 million by the end of 2007.
Repositioning of the Textile Effects business
In August 2005, it was announced that the Company would evaluate a number of strategic options to reposition the Textile Effects business. Good progress has been achieved in evaluating internal and external solutions and a final decision is expected within the next few months.
Investing in Asia
A key part of the Company’s strategy is to continue to strengthen its presence in Asia, which remains a core growth region. Earlier in 2005, a new R&D center was opened in Shanghai, which will employ 100 scientists. A decision was also announced to invest around CHF 125 million in a new production plant for antioxidants for plastics in Singapore. The new plant will ensure continuous supply to the fast growing markets of Asia Pacific and the Middle East. Production start up is expected early in 2008. A CHF 45 million investment in India is also being made for new and extended facilities for Coating Effects in Goa and Paper Chemicals in Ankleshwar.
Focused acquisition strategy – innovation remains at the core
The portfolio continues to be strengthened with targeted acquisitions. In 2005 the Effect Pigments business was expanded with the acquisition of a high reflectance aluminum technology, as well as a joint venture for pearlescent effect pigments in China. This provides a strong presence in the high-value end of the market. The Expert Services business in the US was also strengthened with the acquisition of a technical conferencing and publications business.
A particular highlight in 2005 was the launch of a new photoinitiator for the very lucrative liquid crystal display (LCD) market. Coming up in 2006 will be the launch of Time Temperature Indicators, a unique pigment technology for food product labeling. The Company also works with academic partners all over the world to make sure it remains at the leading edge of innovative chemistry.
Strengthening of leadership structure
As of October 1st, 2005, Brendan Cummins assumed the newly created position of Chief Operating Officer. Giordano Righini succeeded him as Head of the Plastic Additives Segment and became member of the Executive Committee.
At the AGM on March 2, 2006, the Board of Directors will be proposing the election of Dr Beat Hess (56, Swiss) as a non-executive director to the Board. Hess is Group Legal Director of Royal Dutch Shell plc and brings with him substantial experience in international leadership positions. His expertise will strengthen the Board in the areas of Law, Public Affairs and Corporate Governance.

Outlook
Business conditions in 2006 are expected to remain similar to those in 2005. Accurate forecasting for utility and raw material costs is difficult, as the oil price continues to fluctuate substantially. Despite this, the Company’s current assumption is that the impact of these costs for Ciba Specialty Chemicals will remain fairly stable at a high level. It will therefore be important to mitigate this high level of costs with further sales price increases going forward.
Sales for 2006 are expected to increase over 2005 levels in local currencies. As decisions relating to the repositioning of the Textile Effects business have not been taken at this stage, an accurate profitability or cash flow forecast is not possible. The Company anticipates clarifying the outlook in the next few months.
Armin Meyer, Chairman of the Board and CEO:
“In 2005, key action was taken in a very challenging environment in order to achieve stronger results. Our strategic focus now is to strengthen our core businesses and find the optimal solution for Textile Effects. A decision on repositioning Textile Effects should be expected in the next few months.
Customer focus, innovation, operational excellence and sustainability remain the cornerstones of our business strategy and we are working hard to make sure we deliver on all four areas. We are not expecting the challenging business conditions to improve, but we are confident we will continue to make progress in 2006.”
SEGMENT OVERVIEW
Plastic Additives strong, with good sales price increases
Sales for the full year 2005 remain high at CHF 1.9 billion, up 2 percent in Swiss francs and 1 percent in local currencies, with good growth in Asia Pacific, as well as South and Central America. Sales growth was particularly good in Base Polymers during the year, with a strong performance in Eastern Europe and Russia, as well as NAFTA and mainland China. Sales prices were increased by 5 percent, fully compensating for raw material cost increases. Volumes were 4 percent lower, primarily as a result of product pruning in polymers, which along with operational improvements, led to significantly improved margins. Adjusted EBITDA margin was higher at 18.3 percent of sales (2004: 16.8 percent).
Coating Effects mixed, with good growth in some industries
Performance in Coating Effects was mixed, with strong growth in some industries – particularly paints, packaging and displays. Demand in the automotive industry picked up towards the end of the year in Europe and the US. Asia Pacific remained strong. The Electronic Materials business was slower, mainly as a result of the continued decline in the optical information storage business. Sales for the year were CHF 1.8 billion, at a similar level to 2004, down 1 percent in Swiss francs and 2 percent in local currencies. Sales prices were slightly down on 2004, 1 percent, with volumes fairly flat, as growth in Coatings and Imaging and Inks offset declines in Electronic Materials. Adjusted EBITDA margin was 18.9 percent of sales (2004: 21.7 percent). There are a number of innovation projects in the pipeline for the next year, including a new pigment for LCDs and time temperature labeling for food packaging.

Water & Paper Treatment, strong sales price increases
Sales for the year increased 19 percent, driven mainly by the Raisio Chemicals acquisition, with an approximate 15 percent effect, as well as strong price increases in Water Treatment and Paper Chemicals. Water Treatment had strong, double digit sales growth and the Paper Chemicals business showed good signs of improvement towards year end. Sales prices were increased 5 percent. Particularly in Water Treatment, but also in selected areas of Paper, substantial price increases had to be made as raw material costs increased strongly during the year. In most cases it was possible to pass on these increases. Volumes increased by 12 percent. Adjusted EBITDA margin reached 12 percent of sales and the expected synergy benefits from the Raisio Chemicals acquisition are materializing as expected.
Textile Effects, profitability recovered in second half
2005 sales were on a similar level to 2004 at CHF 1.3 billion, with very strong growth in Asia Pacific, particularly China and South Asia. Textile Chemicals remained stable, while sales in Dyes were slightly lower. Sales prices fell by 1 percent over 2004, with volumes 1 percent lower, although improving in the second half of the year with signs of market recovery. Adjusted EBITDA margin before impairment charges, remained stable at 9 percent of sales, as a result of the measures taken with Project Shape to align the business to its Asian customer base.
***
Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life – adding performance, protection, color and strength to textiles, plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2005, the Company generated sales of CHF 7.4 billion Swiss francs and invested over CHF 300 million in R&D.
Virtual news kit: www.cibasc.com/media
•	News release in full (PDF)
•	Media presentation (available from 10:30 CET onwards)
•	Annual Report 2005 (PDF) including
-	Business Review 2005

-	Financial Review 2005
•	Photos Ciba Specialty Chemicals

Financial calendar
•	March 2, 2006: Annual General Meeting
•	March 8, 2006: Expected dividend payment date
•	April 27, 2006: First quarter 2006 financial results
•	August 17, 2006: Half year 2006 financial results
•	October 26, 2006: Nine month 2006 financial results
For further information please contact:

Media:	Tel. +41 61 636 4444	Fax +41 61 636 3019
Investor Relations:	Tel. +41 61 636 5081	Fax +41 61 636 5111

Ciba Specialty Chemicals
Full year report 2005
Consolidated financial highlights
(in millions of Swiss francs, except per share data)
Statements of income

	Excluding restructuring,		Including restructuring,
	impairment and		impairment and
	other charges		other charges
Year ended December 31,	2005	2004	2005	2004
Net sales	7 419	7 027	7 419	7 027

Gross profit	2 117	2 171	2 117	2 171

Restructuring, impairment and other charges(b)			(703)	(91)
Operating income (loss)	579	612	(124)	521

Financial income and expense, net	(137)	(147)	(137)	(147)
Income (loss) from continuing operations before income taxes and minority interest	442	465	(261)	374
Provision for income taxes	(101)	(115)	(18)	(92)
Minority interest	(7)	(4)	(7)	(4)

Income (loss) from continuing operations	334	346	(286)	278
Income from discontinued operations, net of tax	30	28	30	28

Net income (loss)	364	374	(256)	306

Earnings (loss) per share, basic and diluted	5.57	5.67	(3.92)	4.64

Adjusted EBITDA	1 000	1 006
Balance sheets

December 31,	2005	2004
Current assets	4 267	4 381
Property, plant and equipment, net	2 724	3 015
Other long-term assets	3 621	3 600
Total assets	10 612	10 996

Current liabilities	1 891	2 140
Long-term liabilities	4 738	4 636
Minority interests	80	68
Shareholders’ equity	3 903	4 152

Total liabilities and shareholders’ equity	10 612	10 996

Net debt	1 946	1 840

Statements of cash flows

Year ended December 31,	2005	2004
Net cash provided by operating activities	410	631
Net cash used in investing activities	(292)	(1 051)
Net cash used in financing activities	(526)	(304)
Effect of exchange rate changes on cash and cash equivalents	53	(48)

Net decrease in cash and cash equivalents	(355)	(772)

Free cash flow before restructuring payments	250	401

Free cash flow	168	390

Condensed business segment data
(in millions of Swiss francs, except percentages)

			Change in %
				Local
Year ended December 31,	2005	2004	CHF	curr.(a)
Net sales
Plastic Additives	1 938	1 895	+2	+1
Coating Effects	1 804	1 818	-1	-2
Water & Paper Treatment	2 394	2 014	+19	+17
Textile Effects	1 283	1 300	-1	-2

Total	7 419	7 027	+6	+4

Operating income before restructuring, impairment and other charges
Plastic Additives	260	224	+16	+11
Coating Effects	233	291	-20	-21
Water & Paper Treatment	128	128	+1	-9
Textile Effects	63	61	+4	-6
Corporate and other expenses	(105)	(92)

Total	579	612	-5	-11

Operating income margin (c)before restructuring, impairment and other charges
Plastic Additives	13.4%	11.9%
Coating Effects	12.9%	16.0%
Water & Paper Treatment	5.4%	6.3%
Textile Effects	4.9%	4.7%
Corporate

Total	7.8%	8.7%

Depreciation and amortization
Plastic Additives	95	95	+0	-1
Coating Effects	107	103	+4	+3
Water & Paper Treatment	160	131	+23	+23
Textile Effects	52	56	-7	-7
Corporate	7	9

Consolidated Group	421	394	+7	+7

Research and development
Plastic Additives	97	97	-1	-1
Coating Effects	104	101	+3	+3
Water & Paper Treatment	48	42	+16	+16
Textile Effects	29	29	+1	+1
Corporate	23	19

Total	301	288	+4	+4

Adjusted EBITDA before restructuring, impairment and other charges
Plastic Additives	355	319	+11	+8
Coating Effects	340	394	-14	-15
Water & Paper Treatment	288	259	+12	+7
Textile Effects	115	117	-1	-7
Corporate	(98)	(83)

Consolidated Group	1 000	1 006	-1	-4

Adjusted EBITDA margin (d) before restructuring, impairment and other charges
Plastic Additives	18.3%	16.8%
Coating Effects	18.9%	21.7%
Water & Paper Treatment	12.0%	12.8%
Textile Effects	9.0%	9.0%
Corporate

Total	13.5%	14.3%

Exchange rates of principal currencies to CHF

			Statement of income		Balance sheet
			average rates		period-end rates
Year ended December 31,			2005	2004	2005	2004
1	U.S. dollar	(USD)	1.24	1.24	1.31	1.15
1	British pound	(GBP)	2.26	2.27	2.28	2.21
1	Euro	(EUR)	1.55	1.54	1.56	1.54
100	Japanese yen	(JPY)	1.13	1.15	1.12	1.11

Three months ended December 31, (unaudited)			2005	2004	2005	2004
1	U.S. dollar	(USD)	1.30	1.19	1.31	1.15
1	British pound	(GBP)	2.28	2.21	2.28	2.21
1	Euro	(EUR)	1.55	1.53	1.56	1.54
100	Japanese yen	(JPY)	1.11	1.12	1.12	1.11

Reconciliation tables
(in millions of Swiss francs, except per share data)
Adjusted EBITDA

	Full year		Three months
			(unaudited)
Period ended December 31,	2005	2004	2005	2004
Adjusted EBITDA before restructuring, impairment and other charges	1 000	1 006	246	208
Restructuring, impairment and other charges	(703)	(91)	(626)	(91)
Depreciation and amortization	(421)	(394)	(107)	(111)

Operating income (loss)	(124)	521	(487)	6

Financial income and expense, net	(137)	(147)	(46)	(38)
Provision for income taxes	(18)	(92)	58	8
Minority interest	(7)	(4)	(1)	0
Income from discontinued operations, net of tax	30	28	0	0

Net income (loss)	(256)	306	(476)	(24)

Operating income (loss)

	Full year		Three months
			(unaudited)
Period ended December 31,	2005	2004	2005	2004
Excluding restructuring, impairment and other charges	579	612	139	97
Restructuring, impairment and other charges	(703)	(91)	(626)	(91)

Including restructuring, impairment and other charges	(124)	521	(487)	6

Net income (loss)

	Full year		Three months
			(unaudited)
Period ended December 31,	2005	2004	2005	2004
Excluding restructuring, impairment and other charges, net of tax	364	374	90	44
Restructuring, impairment and other charges, net of tax	(620)	(68)	(566)	(68)

Including restructuring, impairment and other charges, net of tax	(256)	306	(476)	(24)

Earnings (loss) per share

	Full year		Three months
			(unaudited)
Period ended December 31,	2005	2004	2005	2004
Excluding restructuring, impairment and other charges, net of tax	5.57	5.67	1.37	0.69
Restructuring, impairment and other charges, net of tax	(9.49)	(1.03)	(8.66)	(1.03)

Including restructuring, impairment and other charges, net of tax	(3.92)	4.64	(7.29)	(0.34)

Components of net debt

December 31,	2005	2004
Short-term debt	277	559
Long-term debt	2 942	2 917

Total debt	3 219	3 476

Cash and cash equivalents	(1 259)	(1 614)
Short-term investments	(14)	(22)

Net debt	1 946	1 840

Free cash flow

Year ended December 31,	2005	2004
Free cash flow before restructuring payments	250	401
Less: restructuring payments	(82)	(11)

Free cash flow	168	390

Add: net cash used in investing activities	292	1 051
Less: sales (acquisition) of businesses, net of cash	(50)	(810)

Net cash provided by continuing operations	410	631

Reconciliation tables
(in millions of Swiss francs)
Income (loss) from continuing operations before income taxes and minority interest

Period ended December 31,	2005	2004
Excluding restructuring, impairment and other charges	442	465
Restructuring, impairment and other charges	(703)	(91)

Including restructuring, impairment and other charges	(261)	374

Income (loss) from continuing operations

Period ended December 31,	2005	2004
Excluding restructuring, impairment and other charges	334	346
Restructuring, impairment and other charges, net of tax effect	(620)	(68)

Including restructuring, impairment and other charges	(286)	278

Provision for income taxes

Period ended December 31,	2005	2004
Excluding restructuring, impairment and other charges	(101)	(115)
Tax effect of restructuring, impairment and other charges	83	23

Including restructuring, impairment and other charges	(18)	(92)

Operating income (loss)

	2005		2004
	Textile Effects
Period ended December 31,	Segment	Corporate	Corporate
Excluding restructuring, impairment and other charges	63	(105)	(92)
Restructuring, impairment and other charges	(583)	(120)	(91)

Including restructuring, impairment and other charges	(520)	(225)	(183)

Adjusted EBITDA

	2005		2004
	Textile Effects
Period ended December 31,	Segment	Corporate	Corporate
Excluding restructuring, impairment and other charges	115	(98)	(83)
Restructuring, impairment and other charges	(583)	(120)	(91)

Including restructuring, impairment and other charges	(468)	(218)	(174)

Notes to news release:

(a)	Change in percent in local currencies reflects the percent change in (i) 2005 results, as adjusted, to remove the effects of fluctuations in foreign currency rates as compared to 2004 and (ii) 2004 results, as reported.

(b)	Restructuring, impairment and other charges include charges incurred in connection with Project Shape, which is described in the Company’s 2005 annual report, as well as the CHF 583 million impairment charge relating to the impairment of the carrying values of certain long-lived assets of the of the Company’s Textile Effects segment. This impairment charge is considered a segment activity and is therefore charged to the Textile Effects segment. All other restructuring, impairment and other charges apply principally to the Company as a whole and therefore are included in Corporate and are not allocated to the segments. For 2005, restructuring, impairment and other charges net of taxes of CHF 83 million would be CHF 620 million and for 2004, restructuring, impairment and other charges net of taxes of CHF 23 million would be CHF 68 million.

(c)	Operating income margin is operating income expressed as a percentage of net sales.

(d)	Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of net sales.
Reclassifications and restatement
Certain reclassifications to the 2004 financial statements amounts have been made to conform to the 2005 presentation. In addition, the 2004 financial statements have been restated to correct certain deferred income tax and pension related amounts. The impact of this restatement on the Company’s financial statements is not material — and has no impact on the Company’s 2005 operating results.

Forward-looking statements
Forward-looking statements and information contained in this announcement are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

Ciba

ANNUAL REPORT

Ciba Specialty Chemicals

Business Review 2005

ANNUAL REPORT Ciba Specialty Chemicals Business Review 2005

CONTENTS

CHAIRMAN’S STATEMENT	6
BOARD AND EXECUTIVE COMMITTEE	8
CUSTOMER FOCUS	10
INNOVATION	14
OPERATIONAL EXCELLENCE	18
ACCOUNTABILITY AND SUSTAINABILITY	22
COMMUNITY RELATIONS	24
PEOPLE	26
ENVIRONMENT	28
CORPORATE GOVERNANCE	34
ORGANIZATIONAL STRUCTURE	35

FINANCIAL SUMMARY 2005
(in millions of Swiss francs, except per share data)
STATEMENTS OF INCOME

	EXCLUDING		INCLUDING
	RESTRUCTURING,		RESTRUCTURING,
	IMPAIRMENT AND		IMPAIRMENT AND
	OTHER CHARGES		OTHER CHARGES
Year ended December 31,	2005	2004	2005	2004
Net sales	7 419	7 027	7 419	7 027
Gross profit	2 117	2 171	2 117	2 171
Restructuring, impairment and other charges(b)			(703)	(91)
Operating income (loss)	579	612	(124)	521
Financial income and expense, net	(137)	(147)	(137)	(147)

Income (loss) from continuing operations before income taxes and minority interest	442	465	(261)	374
Provision for income taxes	(101)	(115)	(18)	(92)
Minority interest	(7)	(4)	(7)	(4)

Income (loss) from continuing operations	334	346	(286)	278

Income from discontinued operations, net of tax	30	28	30	28

Net income (loss)	364	374	(256)	306

Earnings (loss) per share, basic and diluted	5.57	5.67	(3.92)	4.64

Adjusted EBITDA	1 000	1 006

BALANCE SHEETS

December 31,	2005	2004
Current assets	4 267	4 381
Property, plant and equipment, net	2 724	3 015
Other long-term assets	3 621	3 600

Total assets	10 612	10 996

Current liabilities	1 891	2 140
Long-term liabilities	4 738	4 636
Minority interests	80	68
Shareholders’ equity	3 903	4 152

Total liabilities and shareholders’ equity	10 612	10 996

Net debt	1 946	1 840

STATEMENTS OF CASH FLOWS

Year ended December 31,	2005	2004
Net cash provided by operating activities	410	631
Net cash used in investing activities	(292)	(1051)
Net cash used in financing activities	(526)	(304)
Effect of exchange rate changes on cash and cash equivalents	53	(48)

Net decrease in cash and cash equivalents	(355)	(772)

Free cash flow before restructuring payments	250	401

Free cash flow	168	390

SALES

			PERCENTAGE CHANGE
			IN	IN LOCAL
in millions CHF	2005	2004	CHF	CURRENCIES(a)

PA	1 938	1 895	+2	+1
CE	1 804	1 818	-1	-2
WPT	2 394	2 014	+19	+17
TE	1 283	1 300	-1	-2

Total	7 419	7 027	+6	+4

PA — Plastic Additives
CE — Coating Effects
WPT — Water and Paper Treatment
TE — Textile Effects
OPERATING INCOME BEFORE RESTRUCTURING, IMPAIRMENT AND OTHER CHARGES(b)

			PERCENTAGE CHANGE
			IN	IN LOCAL
in millions CHF	2005	2004	CHF	CURRENCIES (a)

PA	260	224	+16	+11
CE	233	291	-20	-21
WPT	128	128	+1	-9
TE	63	61	+4	-6
Corporate	(105)	(92)	—	—

Total	579	612	—	—

ADJUSTED EBITDA BEFORE RESTRUCTURING, IMPAIRMENT AND OTHER CHARGES(b)
in millions CHF

		% OF(c)		% OF(c)
	2005	SALES	2004	SALES

PA	355	18.3	319	16.8
CE	340	18.3	394	21.7
WPT	288	12.0	259	12.8
TE	115	9.0	117	9.0
Corporate	(98)	—	(83)	—

Total	1 000	13.5	1 006	14.3

(a)	Change in percent in local currencies reflects the percent change in (i) 2005 results, as adjusted, to remove the effects of fluctuations in foreign currency rates as compared to 2004 and (ii) 2004 results, as reported.

(b)	Restructuring, impairment and other charges include charges incurred in connection with Project Shape, which is described in the company’s 2005 annual report, as well as the CHF 583 million impairment charge relating to the impairment of the carrying values of certain long-lived assets of the Company’s Textile Effects segment. This impairment charge is considered a segment activity and is therefore charged to the Textile Effects segment. All other restructuring, impairment and other charges apply principally to the Company as a whole and therefore are included in Corporate, and are not allocated to the segments. For 2005, restructuring, impairment and other charges net of taxes of CHF 83 million would be CHF 620 million and for 2004, restructuring, impairment and other charges net of taxes of CHF 23 million would be CHF 68 million.

(c)	Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of net sales.

WHO WE ARE
Ciba Specialty Chemicals creates effects to improve the quality of life. These high value effects enhance the performance, look and feel of our customers’ products. In addition, we offer a wide range of knowledge-based services and expertise, providing customers with complete solutions to help them succeed. We serve several major markets, including the Paper, Printing, Packaging, Textiles, Automotive, Construction, Electronics, Water Treatment, Agriculture and Home & Personal Care industries.
HIGHLIGHTS 2005
We continued to invest more than 4 percent of sales into Research & Development.
Our new Research & Development Center in Shanghai was opened early in the year: a strategic milestone in building our presence in China.
Plans were announced to invest CHF 125 million into a new additives plant in Singapore to meet strongly growing demand in plastics.
We acquired mirror-finish high reflectance aluminium pigment technology and created a new joint venture in China for pearlescent effects.
Through Project Shape, the integration of Raisio Chemicals was finalized and we continued the alignment of the Textile Effects business to its Asian customers.
Our Textile Effects business is being repositioned to achieve higher sustainable levels of profitability.
The strategic and operational leadership of the company was strengthened with a new structure for the Executive Committee and a new position of Chief Operating Officer.
We reversed a downward pricing trend and mitigated raw material price increases through a drive to raise sales prices across all business lines.

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CIBA SPECIALTY CHEMICALS AT A
OUR CUSTOMERS
Ciba Specialty Chemicals offers integrated solutions for many of the world’s largest industries, including Paper, Printing, Packaging, Textiles, Automotive, Construction, Electronics, Water Treatment, Agriculture and Home & Personal Care. We follow a tailored approach to individual customer needs — whether it’s UV absorbers for sunscreen cream, hardening of coatings and electronic components with UV light, high-performance pigments for architectural paints or process chemicals for paper. At the same time, we bring together the capabilities of the whole company to address the needs of our customers, creating a strategic partnership that links our core competencies with the end-user market.
OUR BUSINESS
Wherever there is the opportunity to provide value beyond chemistry, you’ll find Ciba Specialty Chemicals. With our strong portfolio of proprietary technologies, we offer solutions to a broad range of customer needs. Our products protect materials as diverse as plastic, coatings, wood and human skin from the harmful effects of sunlight, heat, air or mechanical stress. We are improving efficiency at every stage of the papermaking process as well as the appearance and performance of the final product. We help companies and cities manage their vital water resources. We create color for plastics, paints, inks, paper, textiles, hair and wood. We use UV light to dry and harden coatings, printed layers and electronic components. Our permanent commitment to chemical research and process development means that we can synthesize complex functional molecules quickly and economically. Innovation drives our business.
OUR LOCATIONS
Ciba Specialty Chemicals is a global company, with over 80 production sites, 24 R&D centers and 19,000 employees. We are a customer-focused business with a balanced geographical presence.
We were among the first foreign specialty chemicals companies to enter the Asian market, in China in 1886. Over the last two years, we have invested in a new R&D center in China and announced an investment into new production facilities in Singapore; we are also expanding our market position in Latin America, Eastern Europe and the Middle East. At the same time, we continue to have strong customer partnerships in NAFTA and in Europe.

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     GLANCE
GLOBAL NETWORK OF MAJOR LOCATIONS #¡ Over 80 production sites in 28 countries #¡ 24 R&D centers in 12 countries #¡ 19,000 employees around the world For more information on our locations:www.cibasc.com/worldwide CIBA SPECIALTY CHEMICALS SUPPLIES A BROAD RANGE OF INDUSTRIES 9%Automotive 6%Construction 2%Extraction Fibers,carpets,textiles 20% Paper (inc.packaging)18% 4%Imaging &inks 4%Electronics Home and fabric care 4% Plastics 4% Agriculture 2% Personal care 2% 10%Others 2%Industrial carpeting 2%Oils &lubricants Packaging (ex.paper)11%

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DELIVERING ON OU
Value beyond chemistry DELIVERING ON OU

4	CIBA SPECIALTY CHEMICALS Business Review 2005

U R BUSINESS STRATEGY...
Profitable growth demands clear strategy and effective implementation. Strategy anticipates future trends and addresses changes in the market. Implementation delivers — helping customers succeed, securing lasting value.
This year, we have been delivering. Creating solutions, reducing costs, increasing prices. We have sharpened our customer focus; we have extended innovation; we have pursued operational excellence throughout the cycle. We are getting our company into shape.

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CHAIRMAN’S STATEMENT
2005 has been the most challenging year for the Company since its foundation. Higher raw material, energy and pension costs added up to more than CHF 350 million. On the other side, we achieved strong sales growth, 2.5 percent sales price increases, CHF 60 million cost savings from Project Shape, and made good progress with the repositioning of Textile Effects. As part of the repositioning, an assessment of the value of Textile Effects led to a significant impairment. With our key priorities — innovation and improving operations — as well as our focused portfolio, we will deliver stronger results going forward. We remain confident in our future, and therefore will once again be proposing a dividend of CHF 3 per share at the AGM on March 2, 2006.
GOOD SALES GROWTH FOR THE YEAR — PARTICULARLY IN ASIA PACIFIC
We saw sales growth of 6 percent in Swiss francs and 4 percent in local currencies. This reflected sales price increases, good performance in Asia Pacific — particularly in India and mainland China, where we saw double digit growth — and the acquisition of Raisio Chemicals. Increased sales in Europe were acquisition driven, while sales in the Americas were flat.
A major focus for us in 2005 was the increase of sales prices to compensate for significant increases in raw material costs. We managed to turn around an historic annual price erosion of 3 percent, to a 2.5 percent price increase in 2005.
PROFITABILITY IMPACTED BY HIGHER RAW MATERIAL COSTS
Our profitability during the year was impacted by the 10 percent increase in raw material costs, energy cost increases of CHF 40 million and social benefit cost increases of CHF 60 million. Despite this, adjusted EBITDA, operating income plus depreciation and amortization, before special effects (restructuring, impairment and other charges relating to Project Shape and Textile Effects), of CHF 1 billion, was on a par with 2004. Adjusted EBITDA margin before special effects, was 13.5 percent of sales for the year.
In 2005, we also had the expected restructuring charges of CHF 120 million relating to Project Shape. In addition, CHF 583 million was incurred for the impairment of assets in the Textile Effects business. This impairment is required under US-GAAP if the carrying values of the assets of a business are no longer in line with its enterprise value.
We achieved a solid net income before special effects of CHF 364 million (2004: CHF 374 million). Restructuring, impairment and other charges led to a loss of CHF 256 million.
A STRONG BALANCE SHEET
The strengthening of foreign currencies, mainly the US dollar, against the Swiss franc, led to the increase of some of our

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“A major focus for us in 2005 was the increase of sales prices to compensate for significant increases in raw material costs. We managed to turn around an historic annual price erosion of 3 percent, to a 2.5 percent price increase in 2005.”
foreign assets at year end. Almost all of the increase in receivables and more than half of the increase in inventory valuation, is due to this currency translation effect. This inventory valuation also reflects the impact of the 10 percent increase in raw material costs, which in turn along with the higher receivables, significantly impacted our free cash flow, which before restructuring payments was CHF 250 million.
PROJECT SHAPE DELIVERING GOOD RESULTS
Project Shape, our program to integrate Raisio Chemicals and align the Textile Effects business to its customer base in Asia, remains on track. We accelerated the process during the year and savings of more than CHF 60 million were delivered, with a reduction of 650 positions.
Raisio Chemicals is now fully integrated into the Company and we are seeing synergies coming through. The alignment of Textile Effects is also well on track, with profitability levels in the segment stabilizing as a result. Overall, annualized savings from Project Shape are expected to be CHF 180 million by 2007.
REPOSITIONING OF TEXTILE EFFECTS
In August 2005, we announced that the Company would evaluate a number of strategic options to reposition the Textile Effects business. Good progress has been achieved in evaluating internal and external solutions and a final decision is expected within the next few months.
INVESTING IN ASIA
A key part of our strategy is to continue to strengthen our presence in Asia, which remains a core growth area for the business. Earlier in 2005, a new R&D center was opened in Shanghai, which will employ 100 scientists.
We also announced the decision to invest around CHF 125 million in a new production plant for antioxidants for plastics in Singapore. The new plant will ensure continuous supply to the fast growing markets of Asia Pacific and the Middle East. We expect production start up in early 2008.
FOCUSED ACQUISITION STRATEGY
We continue to develop our portfolio with targeted acquisitions. In 2005 we expanded our Effect Pigments business, with the acquisition of a high reflectance aluminum technology, as well as a joint venture for pearlescent effect pigments in China. This provides us with a very strong presence in the high-value end of the market.
We also strengthened our Expert Services business in the US with the acquisition of a technical conferencing and publications business.
INNOVATION REMAINS AT THE CORE OF OUR BUSINESS
We continued to invest heavily into research and development, over CHF 300 million, which was strongly biased towards Plastic Additives and Coating Effects.
A particular highlight in 2005 was the launch of a new photoinitiator for the very lucrative liquid crystal display (LCD) market. Coming up in 2006 will be the launch of Time Temperature Indicators, a unique pigment technology for food product labeling. We also work with academic partners all over the world to make sure we remain at the leading edge of innovative chemistry.
CONTINUOUS IMPROVEMENT IN ENVIRONMENTAL PERFORMANCE
We reported improvements on all our five key eco-performance indicators relative to production volume in 2005 — energy use, water consumption, global warming contribution, ozone depletion and waste generation. We were also pleased to see that the frequency of lost-time accidents decreased again for the fifth consecutive year.
STRENGTHENING THE LEADERSHIP OF THE COMPANY
In 2005, we adapted the structure of the Executive Committee to reflect the changing needs of our markets and created two dedicated teams — the Chairman’s Committee, focusing on strategic development, and the Operations Committee, focusing on the operational management of the business.
As part of this new structure, Brendan Cummins, previously the head of the Plastic Additives segment, was appointed to the new position of Chief Operating Officer, responsible for the operational management of the businesses.
CIBA SPECIALTY CHEMICALS IN 2006
Customer focus, innovation, operational excellence and sustainability remain the cornerstones of our business strategy and we are working hard to make sure we deliver on all four areas. We are not expecting business conditions to improve, but we are confident we will continue to make progress in 2006 and achieve stronger results.
I would like to thank our shareholders, customers and employees for their continuous support.
ARMIN MEYER
Chairman of the Board and
Chief Executive Officer

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ORGANIZATIONAL LEADERSHIP
EXECUTIVE COMMITTEE

				1	ARMIN MEYER[1]
					Chairman of the Board and
					Chief Executive Officer

2	BRENDAN CUMMINS[1,2]	3	MICHAEL JACOBI[1]	4	MARTIN RIEDIKER[1]
	Chief Operating Officer		Chief Financial Officer		Chief Technology Officer

5	HERMANN ANGERER[2]	6	GIORDANO RIGHINI[2]
	Coating Effects		Plastic Additives

	[1]Member of the Chairman’s Committee	7	MARK GARRETT[2]	8	ERIC MAROHN[2]
	[2]Member of the Operations Committee		Water & Paper Treatment		Textile Effects

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BOARD OF DIRECTORS

1	ARMIN MEYER	2	KURT FELLER	3	PETER LITTMANN
	Chairman of the Board and Chief		Vice Chairman of the Board and Lead Director		Member of the Board
	Executive Officer

4	GERTRUD HÖHLER			5	ERWIN HERI
	Member of the Board				Member of the Board

6	JEAN-MARIE LEHN			7	ULI SIGG
	Member of the Board				Member of the Board

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FOCUSING ON

C is for Customer
The customer stands at the focus; success demands knowing exactly what each customer really needs. Our products and services add value across the spectrum, from the individual behavior of a molecule to the efficiency of an industry. We study and explain, understand and innovate, and help our customers succeed.
Close customer contact lets us anticipate change, aligning our product lines, structure and asset base closer to the market. It helps us shape our business – making sure we stay ahead.

CUSTOMER FOCUS
SHAPED TO THE MARKET
Markets drive products; even the most innovative technology requires deep customer understanding to succeed. It’s all knowledge: chemistry, applications, environment, economics. Each form of expertise provides insight into the benefits we bring to the consumer, improving the quality of life. Combined, they create a range of products, solutions and services that customers will pay for, because they see clearly how it adds value.
A VIRTUAL PACKAGING COMPANY
The world packaging industry is worth about USD 425 billion a year. The market is expected to grow at an annual rate of 3.5 percent for the next ten years. Around a third of this packaging is paper and a third plastic – and most of it will go through a printing process, use pigments and need protection against damage by light, air, water or oil. This is a key market for Ciba Specialty Chemicals.
Our recently-launched packaging marketing platform aligns the requirements of the packaging industry with the capabilities available across the company. We offer the brand owners – major players in the food, beverage, cosmetic and household product industries – access to our expertise, so that they can specify to their suppliers the high-value effects that will make their products stand out on crowded shelves. We provide tailored solutions from consulting all the way to fully functional prototypes.
We have a uniquely complete offering for these customers: UV filters for plastic bottles; flavor-preserving active food packaging; sophisticated effect pigments and specialist packaging consulting. We have established a virtual packaging company within Ciba Specialty Chemicals, aligned to the market and concentrating on high-value business.
FORECAST WORLD PACKAGING CONSUMPTION BY REGION 2009
INVESTMENT IN ASIA
Every industry has a geographical shape: certain regions offer the greatest potential for growth. In specialty chemicals, the biggest growth region at the moment is Asia, as customers there scramble to meet a rising consumer demand for higher-value products: cars, houses, packaging, clothing, household goods.

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Ciba Specialty Chemicals has, among global players in its sector, the highest proportion of sales from Asia. We produce in Asia with 34 plants from China to India, Korea to Indonesia. Our presence expanded this year with the opening of our R&D center in Shanghai and the announcement of a new CHF 125 million investment into a plastic additives plant in Singapore.
Our strategy is clear: profitable growth depends on expanding markets and reduced costs. Asia offers both. That’s why we’re there.
CONTINUED GROWTH IN EXPERT SERVICES
We see our expertise as an asset which has potential to offer significant return. Expert Services has been growing at speed. In particular, Environmental Consulting, Safety Services and Testing have all seen strong growth in sales volume and Expert Services now has over 350 employees worldwide. In August, we acquired Inter-tech, a US-based conferencing company, to expand our presence in the vital NAFTA market. The Regulatory Services unit has, to date, issued more US FDA food-contact notifications than most of its competitors, building on our significant experience in the food packaging industry.
The success of Expert Services depends on three qualities, each essential to its customers: deep experience of specific but widely-faced industry challenges; global reach to serve global clients; and guaranteed independence from our products business. By leveraging what we know, we have made our knowledge the advantage for a constantly growing number of customers all over the world.
GLOBAL EFFECTS FOR THE GLOBAL DENIM INDUSTRY
Everyone wants denim with character –with that lived-in, funky look that used to come only with years of wear. But achieving exactly the same look from garment factories all over the world has been a headache for the major brands that dominate the USD 50 billion global denim business. In October 2005, Ciba Specialty Chemicals brought to market a new range of denim effects specially tailored to the requirements of this industry. Developed in conjunction with the acknowledged supplier to the denim laundry market, Boehme-Filatex Inc. USA, these offer controllable, consistent looks – from acid washed to wrinkled, antique to destroyed. This uniquely full package includes not only products and processes, but design capability and training as well. Only a global player like Ciba, could offer the brand owners such dependable high quality.
EFFECT PIGMENTS GIVE A NEW LOOK TO ESTABLISHED MARKETS
Ciba Specialty Chemicals has a long history in the pigments market, bringing vibrant, high-performance color to plastics, coatings, textiles and many other materials. Now we have extended that capability into an area with strong potential to expand our traditional pigments market: effects pigments. These include high-reflectivity mirror effects for automotive trim and luxury labels; soft, shimmering pearlescent tones for cosmetics and printing; attention-grabbing fluorescent tones for safety clothing, vehicles and objects; and much more.
In 2005, we gained two key capabilities in effect pigments, acquiring the Metasheen® high reflectance aluminum technology for mirror effects and established a joint venture for pearlescent effect pigments in China. The result is not only an increased presence for Ciba Specialty Chemicals in the high-value end of the market, but a synergy with our whole range of traditional pigments, giving them renewed appeal to consumers and renewed advantage for our customers.

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....... CRETING INNOVATIVE

PRODUCTS ...
I is for Innovation
Innovation is the engine of our business. Our research is customer driven, anticipating trends and shaping tomorrow’s consumer world. We know that brilliant chemistry is the ultimate source of our success. But we also know that innovation should be a structured process: all things are possible, but not all discoveries lead to sustainable, profitable growth. Our innovation process builds strong technology platforms: materials and methods with a broad spectrum of future applications.

INNOVATION
CORE COMPETENCIES, WIDESPREAD APPLICATIONS
Innovation means developing our broad chemistry, technology and process expertise to tackle individual customer challenges, thinking ahead and finding where we can add most value. We understand, for instance, light in all its forms: we harness its energy or protect against it, transmit or reflect it in functional or decorative colors. This knowledge – expressed through pigments, photoinitiators, filters, absorbers, fluorescent whiteners and more – offers customers a spectrum of application-specific solutions.
NEW TECHNOLOGY REVEALS:
HOW FRESH IS YOUR FOOD?
The world buys about 300 billion units of chilled and perishable food every year. Until now, the only way to tell if your meat, fish, salad or pre-cooked meal was still fresh was to trust the “use by” date on the label – but that date says nothing about how the food has been kept during its journey from producer to kitchen.
Now Ciba Specialty Chemicals – in an exclusive development and marketing agreement with FreshPoint, a company started by professors from the German and Israeli universities of Bayreuth and Haifa – is developing Time-Temperature Indicators: unique organic crystal pigments printed directly on labels that change color in a precise way to reveal the accumulated time-temperature history of the product –offering consumers a clear indication of its freshness. The technology capitalizes on Ciba’s proven expertise in UV activation, UV filtration, pigments, ink formulation and food contact regulation.
Consumer testing has revealed a strong desire for such a product; the market, which stretches from food producers to supermarket chains, is huge; and there is no competing innovation as accurate, consistent and cost-effective as ours.
HIGH GROWTH, HIGH VALUE:
LIQUID CRYSTAL DISPLAYS:
Liquid crystal displays (LCDs) are everywhere. LCD is a technology used in almost all electronics, from cellphones to laptops to flat-screen televisions. And it depends on one of our products: a red pigment that creates colorful, lifelike pictures.
Television is the growth market for LCDs; of the 170 million TVs produced this year, 10 percent are LCD – twice the proportion of a year ago. The LCD TV market is expected to see a compound annual growth rate of over 50 percent until the end of the decade, when manufacturers plan to be shipping 100 million units a year.
Achieving this growth will require innovative technology to improve color performance, picture contrast and cost-efficiency. Competition is fierce and every improvement in quality and time to market is essential.
And here Ciba Specialty Chemicals has a unique offering. Not only is our red pigment regarded as standard in the LCD industry, but we will soon be introducing a complementary green pigment. We also have a suite of photoinitiators tuned to LCD applications to solve some of the industry’s greatest manufacturing challenges. These chemicals react with light to allow exact, repeatable and speedy creation of complex, tiny structures in the layers of the screen. The outlines of each of the more than a million pixels on a screen can now be deposited using this photolithographic method – avoiding the previous use of toxic metals, improving clarity and speeding up the production process. Our customers are investing billions to seize their share of a growth market. Our technology helps make sure they won’t be left behind.

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A NEW CONSTRUCTION MATERIAL DEPENDS ON OUR EFFECTS
Innovation is also sometimes about taking a new look at traditional materials. Wood has always been an essential part of construction. It has many advantages, but it also has some drawbacks: it cracks and splinters easily, and rots, warps and discolors when exposed to weather. Plastic is a very versatile material which can be resistant to weathering and micro-organisms – but it often lacks the “green image” that wood has for construction. So now wood and plastic can be mixed together to create wood-plastic composites that can be shaped into many useful forms for decking, railing and an increasing number of industrial applications. They can be colored, made weather and fungi resistant, as well as be produced to any length; worked with hand tools and made from recycled forms of wood and plastic that would otherwise be waste.
These many advantages have driven rapid market growth in NAFTA and more recently, in Europe and Asia. The challenge now is to make the transformation from an emerging industry to an established one, with the increased levels of durability and performance required by consumers, as well as the global names in construction that put their brand and credibility behind this promising new material.
Ciba Specialty Chemicals has a uniquely wide range of capabilities for wood-plastic composites: processing stabilizers, anti-fungal and anti-staining agents and flame retardants, as well as UV light stabilizers and colorants for both plastic and wood components. We also have wood pulp treatment methods from our paper business and interface solutions that ease the handling and compatibility of plastic and cellulose. We can address virtually every quality and performance question about this material – and do it in an integrated, customer-focused way. We are currently working on many projects with industry players, universities and key technology providers around the world, developing the customer and industry solutions for the future.
APPLICATIONS FOR WOOD PLASTIC COMPOSITES MARKET
A TINY SOLUTION TO AN ENORMOUS PROBLEM
Customer focus links the large with the small: understanding how molecular dynamics and industry behavior interact. Solving the little problems that hold back a business can make a world of difference. These are boom times in mining: growth in China’s economy and recovery in construction and electronics have sharpened the world’s demand for raw materials, creating a mining market of over 800 billion US dollars.
But the mining industry depends on an increasingly scarce resource: water. Separating valuable ore from worthless rock requires grinding in water and then usually adding a chemical reagent. Once the valuable ore is removed, what’s left is “tailings”, a liquid comprising mud, chemicals and water. Traditionally, tailings are pumped into artificial “lagoons— where the solids settle out over a long time. But this has always been poor practice, both economically and environmentally, wasting water and risking contamination.
Ciba Specialty Chemicals has the answer: a new range of proprietary “rheology modifiers” that change the flow characteristics of tailings, allowing mines to recover the water speedily yet still being able to pump the residue. Tailings are dry enough to treat, shape and begin re-landscaping in one or two weeks. The savings in water and benefits to the environment are obvious, but the economic gain is equally compelling: mines need no longer spend millions of dollars to build containment lagoons — because we attacked the problem at the molecular scale.

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Terminal 1
Information 1
B

...ACHIEVING OPERATIONAL

B is for Business

Business success means maximizing value at every stage. We create innovative new chemistry but we also pursue operational excellence, continuously assessing not just what we do, but how we do it.

We have a balanced business model, allowing us to gain the greatest return from specialty products, comprehensive solutions and knowledge-based services. We are optimizing our own business, streamlining processes and reducing costs. And we are constantly improving our marketing and sales efforts, forging even closer links with the customer.

EXCELLENCE ...

OPERATIONAL EXCELLENCE
GENERATING VALUE IN ALL OUR PROCESSES
Every innovation in our business goes through a characteristic life cycle, from its first stage as a unique, patented product to the point where exclusivity gives way to efficiency as the critical competitive advantage. An agile company anticipates and manages this, securing the maximum value from its R&D investment throughout the cycle. The goal is not just to be first — but to last.
BASE POLYMERS: MANAGING THE CYCLE
Base polymer stabilizers – vital ingredients that protect workhorse plastics like poly-propylene, polyethylene and polystyrene from degradation – are an important business for Ciba Specialty Chemicals. Our leading position was once based on exclusivity: our unique, proprietary chemistries gave us the lion’s share of the market. Then, as relevant patents came to the end of their terms and low-cost competitors entered the market, we needed to manage the product life-cycle through operational excellence, extracting value from an important global market by increasing efficiency and finding new ways to differentiate.
The first step was to re-examine our whole value proposition, aggressively seeking cost reductions and focusing our product offering to concentrate on the essential needs of our customers. We redesigned our manufacturing processes to make them fully integrated, with fewer handling steps, improved yields and thus lower raw material costs. In doing so, we created new physical forms for our key products – easier to use and more effective in the large, high-speed plants of a consolidated global plastics industry. So in taking out costs, we simultaneously improved customer benefit.
Our goal was to become the lowest-cost high-volume manufacturer and distributor of these essential chemicals. In addition to process efficiency, we assured our raw material supply through backwards integration, forming strategic partnerships with key suppliers. The culmination of both efforts will be the establishment of our new CHF 125 million production plant in Singapore, which is located directly next to our supplier, optimizing end-to-end efficiency.
Efficient production in Europe, the Americas and Asia is only part of the story; sophisticated marketing creates maximum value from that efficiency. We have differentiated our offering by supplying customer-specific blends of additives, supplementing our stabilizers to create one-pack solutions appropriate to each customer’s products and processes – an added value that bulk competitors cannot offer.
Maturing markets often pass through their phase of overcapacity to one of consolidation, as short-term players drop out. The commodity plastics industry is preparing to double over the next fifteen years: customers are starting to worry about security of supply for key additives. Ciba Specialty Chemicals, with its combination of global efficiency and local, customer-specific

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solutions, has the answer. Our leading position, originally created by innovation, is being protected by operational excellence.
MAKING THE MOST OF A MERGED BUSINESS
In 2004, Ciba Specialty Chemicals acquired Raisio Chemicals, a paper chemicals business headquartered in Finland. The integration of Raisio Chemicals was finalized during 2005; our paper business is now our largest business line, with a leading position in the paper chemicals market. All the immediate cost savings identified before the acquisition are being realized: sales offices in 19 regions have been merged, debt refinanced at lower rates, and more than 300 duplicated job functions removed.
Positive synergies from the merged portfolio are already appearing in sales, with particularly encouraging results from Australia, Eastern Europe, Sweden and the USA. By concentrating on doing even better what we already do – expanding sales of current products, aligning our organization to customer buying behavior, improving global account management, making the most of our people’s expertise and continuously reducing production costs – we are already seeing good progress towards profitability targets. Naturally, complementary product lines and customer relations made the two companies a good fit; operational excellence makes the merged business even better than the sum of its parts.
WE ARE ALSO A CUSTOMER
Purchasing is an integrated function for us. It is where we take on the role of being a customer. We put a great deal of effort into making this function efficient, as every cent saved in cost goes directly to the bottom line.
We depend on a large network of suppliers worldwide, so we capitalize on the billions we spend in purchasing to secure the best possible deals.
New data tools allow us to track every single purchase and put cross-segment purchasing strategies in place, bundling orders and securing economies of scale.
At the same time, we are constantly exploring the capabilities of new suppliers, especially in Asia. Many companies there can now meet our quality requirements and our stringent standards for environmental, health and safety performance. From our experience as a global producer, we learn how to be an efficient global customer.
MARKETING AND SALES AS CENTERS FOR EXCELLENCE
In 2004, Ciba Specialty Chemicals set up a Marketing & sales Board to work with all our bisiness lines to make sure we rely are a market and Customer driven company. the aim was also to make sure we had consistency worldwide and cross all business lines, as well as to create synergies from increased cross-segment selling.
This year has seen the fruits of that effort put into action, with uniform training, procedures and job functions being rolled out throughout the company. The aim is to boost both top and bottom line. By applying segmentation strategy we can gain greatest value from our innovation throughout a product’s life cycle, while increasing sales efficiency. It is a vital part of being a flexible, responsive company that delivers and secures value effectively — making sure that what the market will pay for and what we do, are one and the same.

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A is for Accountability

A company has many roles – economic, social, environmental. We aim to excel in all three, doing the right things right. Because we believe that good practice is good business.

Accountability means taking responsibility for our actions – as a business, as an employer, as a neighbor, as a socially responsible company. We earn our right to operate every day, setting out clear standards by which we expect to be judged. Our shareholders, employees, customers, and local communities all have the right to expect that we will run our business sustainably and for the long term.

UNTABLE AND SUSTAINABLE WAY.

COMMUNITY RELATIONS
BEING A GOOD NEIGHBOR
Sustainable success takes awareness – of customers, trends, scientific progress, and of the communities around us. A company has many roles, but one of the most important is “neighbor”. At Ciba Specialty Chemicals, we live up to our commitment to good practice both in our global social policy and by fostering local relationships between company and community.
GLOBAL STANDARDS, LOCAL SENSITIVITY
We know that our success can benefit the communities around us; we also know that success depends on anticipating problems and addressing questions, quickly and clearly. The most important interest we share with the community is long-term sustainability. This demands open communication, wide consultation and the recognition that our neighbors’ consent is the license by which we continue to operate.
Our community relations strategy recognizes that each community where we operate differs essentially from others in its culture, needs, and expectations. Rather than impose one central policy, we work locally to build credible, sustainable relationships with neighbors, regulators and local government, fostering mutual understanding of the issues that face both community and company.
Every one of our facilities has a story to tell about how Ciba Specialty Chemicals sustains its role as a good corporate citizen and a good neighbor. Here is just one example of the kind of year-round activities that go into being a good local company:
WELCOME TO BRADFORD
Ciba Specialty Chemicals plant in Brad-ford, England has over 1,000 employees and produces 200,000 tonnes of different products for the Water & Paper Treatment business. It has been part of the community for decades: a bustling, busy place and a significant local employer, connected with many families in the area. Safety demands that access to the site be strictly controlled, but we make sure our neighbors know what is going on behind the gates, keeping them involved and informed throughout the year.
Local involvement is a necessity both for major decisions and routine operations: The Bradford site consults regularly with local government and emergency services; it asks neighbors in for twice-yearly site tours; and it invited local school children to help celebrate its safety success of two years accident free working.
KEEPING COMMUNICATION CHANNELS OPEN
February saw the first of several Community Liaison Committee meetings –anyone can come to these meetings and we welcome any questions. On the agenda for the meeting is the issue of traffic; Ciba

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Specialty Chemicals has put up extra signals and a mirror to improve a hazardous intersection; it also rescheduled deliveries to reduce congestion on local roads at busy times.
GETTING THE INFORMATION OUT
The community newsletter, issued three times a year, reaches 6,000 local homes and businesses. It includes letters from the site director, local news, children’s competitions, space for local schools and organizations to publicize events. It also has another purpose: an accompanying safety leaflet explains what to do in case of any concerns and provides contact details of key local services, like the council and environmental agency.
WORKING FOR THE TEAM – AND THE COMMUNITY
The Bradford site has come up with the idea of combining its essential team-building exercises for managers with useful work in the community. The Community Challenge program involves more than 100 members of staff in 15 tasks, each to be planned and executed completely by the team and completed in one day. This year the tasks included: planting trees in a local woods, building flower beds at a community center, creating a path in a school wildlife garden, decorating a church interior and clearing the overgrown churchyard, painting a school and helping with after-school clubs and reading programs. The benefits for the community are clear, but Ciba Specialty Chemicals benefits too in improving communication with our neighbors.
A COMMITMENT TO HELP
Bradford employees are always ready to give their time or effort for a good cause: demonstrating chemistry in local schools, climbing the tallest mountain in Britain for cancer relief, giving blood, sponsoring a fire engine to be sent to Tanzania. When staff have their annual “Bring Your Child to Work” day, it’s clear that this is a group of people with strong ties to their community, their neighbors and the world around them.
MAKING THE LOCAL DIFFERENCE
Ciba Specialty Chemicals approach to community relations is to find out and provide what will really matter to the local community. The Bradford site is only one example; elsewhere in the world this year, other Ciba sites have worked hard to meet local expectations.
In the USA, Ciba Specialty Chemicals staff have set up programs to help middle-school girls studying science, renovated a house for a local family and adopted an elementary school, donating time and supplies. The company also offered building space to the local emergency services for search-and-rescue training. In one of our Italian plants, we have bought the community a new ambulance. In India, we supported polio vaccination by providing vehicles to bring rural people to health centers and donated school uniforms to local children. In Indonesia, we continued to give school scholarships to disadvantaged local families and resurfaced the roads of our neighborhood. Major natural disasters like the Asian Tsunami and Hurricane Katrina in the USA, saw Ciba and its employees provide a quarter of a million Swiss francs and countless hours in volunteer emergency relief efforts. Just a few among many examples, large and small, marking our employees’ dedication to local and global concerns.
The overall purpose remains the same: to acknowledge our responsibility to those around us, to meet local expectations whenever possible, assist our community to understand science and the value of chemistry.

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PEOPLE
STRATEGY IS A PEOPLE ISSUE
People make our strategy a reality. Creating the right solutions for our customers, developing leading edge innovation and making sure our operations are running to optimal efficiency, depends on the commitment of everyone in the company.
Ciba Specialty Chemicals is a values-driven company: we operate safely, focus on our customers, expect and reward performance. As we shape our business, it is essential that every employee appreciates how our values and high standards contribute both to personal development and profitable growth.
A ROADMAP TO THE FUTURE
Ciba Specialty Chemicals strategy is designed to recognize that change is the norm. We are constantly developing new technologies and services for customers all over the world and the success of this strategy is reliant on making sure we develop and support our employees effectively. Human Resources is a strategic partner of the business, helping implement change, motivating and developing people, shaping corporate culture.
The aim of Human Resources is to make direct, tangible contributions to Ciba Specialty Chemicals strategic goals: employee satisfaction influences customer satisfaction.
We are continuing globally with our longstanding people development and mentoring programs, giving a clear path, agreed at annual performance reviews, to building a future at Ciba Specialty Chemicals.
CHINA: KEEPING OUR BEST PEOPLE
Ciba Specialty Chemicals in China has required a specific approach to the development and retention of our talented employees. It is a very high-growth environment where skilled people have many incentives to change employer. On average, employees are younger and have worked for us for a shorter time than in Europe or the Americas. Loyalty tends to be stronger to the immediate supervisor than to the company; whole teams could move if the team-leader moves. Retention of key people is therefore imperative, both to recoup our substantial investment in training and to maintain our power for sustained growth.
We have also acknowledged the local preference for a more detailed management hierarchy with many distinct promotion steps. Where Western organizations tend to respond well to a flatter structure, we see the value in China of providing a sequence of immediate goals for career development.
Ciba Specialty Chemicals has a number of initiatives in place to retain key staff in China and has succeeded in achieving a better retention rate than many of its major competitors.
Ciba Specialty Chemicals Advancement Training (CAT) is a Chinese program to support an integrated, consistent approach
MANAGEMENT DEVELOPMENT (MD) POPULATION: NATIONALITIES

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26	Business Review 2005

to business throughout our workforce, many of whom are still relatively new to the company. Its purpose is to create a shared understanding – across all levels, business segments and functions – based firmly on Ciba’s values and performance culture.
The training also fosters skills for personal effectiveness, such as time management, working in teams, managing customer relationships, creative problem solving, understanding complexity in running a business, and leadership. It makes clear that language or technical qualifications are only the beginning of working effectively – that growing a career is a matter of continuous development within the company.
We have set up a 6-12 month program to be rolled-out in 2006, whereby our most talented Asian employees spend time at a first-class business school, run a strategic business project and do a placement in an international Ciba Specialty Chemicals office. The work placement then provides experience of work in another area of the world, broadening horizons and introducing employees to the meaning of working for a global company. The business school program will be organized in cooperation with two business schools, CEIBS in Shanghai and INSEAD in Singapore.
TRAINING AS A SELF-MANAGED PROCESS
We have also introduced new training and development programs in other regions. In NAFTA, where management structures are relatively flat, we created the Career Development Module, which helps employees define their professional and personal goals and clarifies the steps needed to reach those goals. The module allows people to visualize the shape of their future careers, without the need for very detailed job grading titles.
In Europe, we are continuing with Learning Networks, self-maintained groups of people in different businesses but at similar stages of their careers. The principle is that people face similar issues at key stages of their careers – sharing experience and information with others in the same situation keeps the group’s function relevant and vital. They continue only where the participants themselves see their value; and of 62 groups established since 1999, 45 are still going strong, some for the full six years.
THE CODE OF CONDUCT: IN FORCE EVERYWHERE
The way we behave as a corporate citizen is governed ultimately by our Code of Conduct, which applies to every employee in every country. It sets clear standards of ethical behavior, both within the company and in dealing with customers, neighbors, local officials and the wider business and financial world.
There were two serious reported employee breaches of the Code of Conduct in 2005; they remain under investigation. Two further instances with contractors having conflicts of interest have led us to reassess these business relationships.
Of course, we comply fully with the laws of the countries in which we operate, but the Code of Conduct goes further, making clear both to our employees and our business partners how we view our responsibilities to business partners, colleagues, the environment and society at large. It is available on our website at:
www.cibasc.com/corporategovernance

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ENVIRONMENT
A DUTY OF CARE
Long-term success depends on constantly imagining the future: seeking improvements, anticipating risks. As a chemical company, we have both the duty to maintain the highest standards of safety and environmental performance – and the expertise to carry out that duty. We know these are not add-ons to our work – they are the heart of our work.
Ciba Speciality Chemicals is a signatory to Responsible Care® programs
SUPPLIER AUDITS: GLOBAL STANDARDS IN EVERY COUNTRY
Over the past few years of globalization, the provision of raw materials for our industry has been transformed as supply increasingly moves to Asia – particularly to India and China, where not all companies operate to standards we can accept. The objective of our supplier assessments is to identify reliable partners, who produce not only good quality raw materials, but also show respect for the health and safety of their employees, the environment and their neighbors.
In 2005, we assessed four suppliers in India as well as two in Thailand, and reassessed three in China and one in India, to ensure that they had complied with our previous recommendations. We are also expanding this audit program to include South America and Eastern Europe. The audits take place independently from the business or purchasing relationship; they cover all aspects of EHS and labor practice, from materials handling to occupational health, from accident records to employee training and education, from process safety to waste disposal. The reason is clear: we do not just buy from any supplier, we build partnerships with them – and partnerships depend on shared values, standards and priorities.
MAKING ENERGY GO FURTHER
Energy forms a significant proportion of the costs of manufacturing specialty chemicals. High-value products often involve many process steps, making energy a more significant part of final cost. Rising fuel prices are no secret; while we hedge as much as possible of our future costs, there is no avoiding the trend – so we have, for many years, worked on innovative ways to reduce our energy purchases.
We have plants in Europe, NAFTA and China which use waste solvents from our process as replacement fuel, thus saving both fossil fuels and disposal costs. We have installed a biodiesel-fuelled plant in Langweid, Germany to supply both electricity and heat. We are using methane from a neighboring municipal landfill to supply 90 percent of site energy in our Suffolk, Virginia facility in the USA – saving resources and converting a powerful greenhouse gas to less harmful CO2 Some three-quarters of electricity in Switzerland comes from renewable hydro power, and our Ankleshwar plant in India recently invested in enough wind power to supply 50 percent of its total electricity requirements.

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Compulsory trading in CO2 permits began in the European Union in January 2005 and Switzerland also plans to introduce a CO2 levy. In five of our European plants we reduced our CO2 emissions to below our allocated limits – and even expect to generate a surplus of CO2 certificates in 2006.
At the same time, we have incorporated rigorous energy targets into our product development and process design. In a world of high fuel costs, energy efficiency remains as much a necessity as innovative chemistry.
KEEPING RISK OFF THE ROAD MAKES GOOD BUSINESS SENSE
A company that produces and sells globally also transports globally. We receive and ship, by road, rail, sea and air, a vast number and volume of materials – over 3 million tonnes, about 50 percent of which are classified as dangerous. We take this responsibility very seriously.
We have Dangerous Goods Safety Advisers on each of our sites, linked in an information and training network to share best practice. We audit transport companies that handle our goods. And we systematically assess each transport link to determine how we can reduce risk – either by cutting out handling steps, choosing different packaging methods or converting to inherently lower-risk methods: rail rather than road, sea rather than air. Often, the lower-risk transport alternative is also the more cost-effective; good risk management practice can also be good business practice.
REACH: CHALLENGE AND OPPORTUNITY
In November 2005, the European Parliament passed the first reading of REACH (Registration, Evaluation and Authorisation of CHemicals) – draft legislation governing the production and import of chemicals in the European Union. The proposal requires manufacturers or importers to register and provide comprehensive data (test results, usage information, risk evaluation and risk management proposals) for all chemical substances produced or imported in quantities over one tonne.
Ciba Specialty Chemicals fully supports the aim of the legislation to ensure the safe use of chemicals and encourage the replacement of hazardous ones. We have been involved with the evolution of REACH since 1999 and have contributed, both individually and through the CEFIC, the European industry body, to the Commission’s consultation process; we participated in detailed studies of REACH’S workability conducted by the consultancy KPMG. The studies involved 25 of our products and looked at the impact of the regulations in detail: the resources and time we would need to comply, the cost implications, and the effect on our global business. Having this detailed understanding means we can look at our whole portfolio and make sure we are prepared for the legislation. Insight Investment, the socially responsible investment arm of HBOS, in fact looked in more depth at seven firms’ exposure and readiness to comply with REACH, and concluded that just two companies were well prepared, Ciba being one of them.

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2005 ENVIRONMENT, HEALTH
IMPROVEMENT IN ENVIRONMENTAL IMPACT
Ciba Specialty Chemicals continues to report on its five key indicators of environmental impact. 2005 saw the acquisition of Raisio Chemicals and a significant increase in production. This brought an absolute increase in environmental impact, but a continued decrease relative to production volume. Higher raw material costs reduced our added-value figures and thus increased our environmental impact relative to value added. These trends reinforce our determination to pursue further improvements in efficient energy use and waste reduction.

■	NVA: Net Value Added – NVA is calculated in Swiss francs, using the formula: sales, minus costs of goods and services purchased, minus depreciation.

■	NVA based on 2000 – The eco-efficiency indicators are also shown at the currency exchange rates in effect in 2000 for comparison purposes.
CONTINUED STRONG PERFORMANCE
The Environment, Health and Safety (EHS) data presented here was collected for the period 1 October 2004 to 30 September 2005, using our global SEEP (Safety, Energy and Environmental Protection) reporting system.
Data was reported by 63 sites and two regional centers, representing all our production sites and all joint ventures in which we have management control. Data from these joint ventures was consolidated to 100 percent regardless of our actual holding. 13 sites, previously belonging to Raisio Chemicals, are reporting data for the first time. We consolidated the data in compliance with United Nations (UNCTAD) Guidelines on Eco-Efficiency Indicators.
All five parameters — energy use, water use, global warming contribution, contribution to ozone depletion and waste — show an increase over 2004. This is not surprising, however, as the acquisition of Raisio Chemicals added 13 sites and therefore production volume increased by 40 percent.
Despite the increase in production, net value added (before accounting for currency exchange variations) fell by 7 percent in 2005. This was mainly due to higher raw material prices and a change of product mix. The parameters related to net value added have therefore deteriorated slightly.
ENERGY USE in absolute terms increased by 4.5 percent, but decreased by 25 percent relative to production. The substitution of waste for fossil fuels continued: the quantity of energy produced from waste increased from 522 terajoules in 2004 to 599 terajoules in 2005.
WATER CONSUMPTION increased in absolute terms by 7 percent but was reduced by 23 percent relative to production.
GLOBAL WARMING CONTRIBUTION increased by 5 percent in absolute terms but decreased by 24 percent relative to production. Projects continue to reduce overall utilities consumption as well as substitute waste for fossil fuel. We have already achieved our target of reducing the emissions of carbon dioxide by 10 percent per tonne of product by 2006.
OZONE DEPLETION contribution remains very low – only half of the 2003 figure – although it increased as a result of the acquisition of Raisio Chemicals. Programs continue to ensure that cooling circuits in refrigerators and air conditioning units are leak-tight and are being expanded to the newly-acquired sites.
WASTE generation is up by 7 percent. Relative to production, it decreased by 22 percent. For the first time, the ratio of waste to production is significantly below parity, at 0.78.

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AND SAFETY PERFORMANCE
Sustainable success is not purely a financial matter. Excellent performance means constantly assessing our processes, our working methods, and their individual impacts, both on the environment and the bottom line.
thousand terajoules million m3 million tonnes CO2 eq.
gigajoules / tonne product m3 / tonne product tonnes CO2 eq. / tonne product terajoules / million CHF NVA* thousand m3 / million CHF NVA* tonnes CO2 eq. / million CHF NVA*
ENERGY REQUIREMENT WATER USE GLOBAL WARMING CONTRIBUTION
Total primary energy purchased by sites and by Total water entering sites, except rain and storm water. Global warming gases emitted by or on behalf of third parties to provide the Company with steam the Company, expressed as carbon dioxide (CO2) and electricity. Waste used as fuel is not included. equivalents (and calculated in accordance with the Kyoto Protocol).

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2005 ENVIRONMENT, HEALTH
A COMMITMENT TO EXCELLENCE
Ciba Specialty Chemicals strives for a leading position in all its markets and business segments. An important element to ensure business leadership is the successful integration of environment, health and safety (EHS) management into all relevant business processes. We will focus on product and process innovation, supply chain management and customer support to continuously improve the EHS performance of our products and services. We are committed to exploring all reasonable opportunities to apply our EHS strategies and policies in close cooperation with our customers and suppliers for the benefit of all parties.
VALIDATION STATEMENT
The Eco Efficiency data was validated by Ellipson AG.
CONTRIBUTION TO OZONE-DEPLETION
Total emission of such chemicals as defined in the Montreal Convention, expressed as CFC-11 equivalents.
WASTE
All Company-generated wastes. Further details are available at www.cibasc.com/ehs

ELLIPSON

The full statement can be found under
www.cibasc.com/ehs

tonne CFC-11 eq.
3.5
2.8
2.1
1.4
0.7
0
2001
2002
2003
2004
2005

thousand tonnes
1000
800
600
400
200
0
2001
2002
2003
2004
2005

g CFC-11 eq. / tonne product
5
4
3
2
1
0
2001
2002
2003
2004
2005

tonnes / tonne product
1.5
1.2
0.9
0.6
0.3
0
2001
2002
2003
2004
2005

kg CFC-11 eq. / million CHF NVA*
1.5
1.2
0.9
0.6
0.3
0
2001
2002
2003
2004
2005

tonnes / million CHF NVA*
400
320
240
160
80
0
2001
2002
2003
2004
2005

* NVA: Net Value Added

NVA based on 2000 currency exchange rates

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AND SAFETY PERFORMANCE
LOST-TIME ACCIDENTS 2005
In 2005, Ciba Specialty Chemicals kept its very good lost-time accident record. 39 production sites reported (reporting period: 1 October to 30 September) zero lost-time accidents (2004: 31) and a further 14 had only 1 lost-time accident to report (2004: 9).
THE FOLLOWING SITES REPORTED ZERO LOST-TIME ACCIDENTS:

Thomastown	Australia
Wetherill Park	Australia
Pischelsdorf	Austria
Camaçari	Brazil
Paulinia	Brazil
Guangzhou	China
Jiangsu	China
Panyu	China
Qingdao	China
Shanghai	China
Shekou	China
Bogota	Colombia
Kaipiainen	Finland
Mietoinen	Finland
Sens	France
Grenzach	Germany
Grimsby	Great Britain
Fraijanes	Guatemala
Ankleshwar	India
Goa	India
Gandaria	Indonesia
Merak	Indonesia
Ai-oi	Japan
Chiba	Japan
Doobon	Korea
Ulsan	Korea
Atotonilquillo	Mexico
Heerenveen	Netherlands
Maastricht	Netherlands
Guturribay	Spain
Schweizerhalle	Switzerland
Kaohshiung	Taiwan
Mahachai	Thailand
Berwick	USA
Charlotte	USA
Newport	USA
St. Gabriel	USA
Suffolk	USA
West Memphis	USA
WORLD SAFETY DECLARATION: A COMMITMENT TO BEST PRACTICE
The first responsibility of an employer is the safety of its employees. In 2005, Ciba Specialty Chemicals became a charter signatory to the World Safety Declaration, a commitment by many of the world’s leading manufacturers to improve workplace safety throughout the world and promote collaboration between companies on safety issues. We welcome the opportunity to re-affirm our belief that every individual has the right to a safe workplace.

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CORPORATE GOVERNANCE
ENSURING OUR STRUCTURE REFLECTS GOOD GOVERNANCE
Good corporate governance requires a clearly defined relationship between strategic and operational functions. At Ciba Specialty Chemicals, the Board of Directors defines the strategic direction and supervises the Company’s overall affairs. The Executive Committee has two elements: the Chairman’s Committee, led by the Chairman of the Board and CEO, focusing on strategic development; and the Operations Committee, under the leadership of the COO, focusing on the operational management of the business. This structure combines independent strategic decision-making with efficient, speedy implementation.
The Board usually meets eight times per year and has formed four standing Board Committees – Audit, Finance, Human Resources and Nomination, and Compensation. The Board continues to commit itself to maintaining the highest standards of integrity and transparency in its governance of the Company, reflecting recent developments in corporate governance principles including the Swiss Code of Best Practice and the Sarbanes-Oxley Act of 2002. The Board believes that it is in compliance with well-recognized corporate governance standards, in particular with regard to:

•	A Lead Director (to counter-balance the combined mandates of Chairman and CEO) who chairs meetings of the Board which only the non-executive members of the Board are attending. He also leads the non-executive members of the Board in all matters that require a separate discussion and decision making process. In addition, the Lead Director chairs the Compensation Committee. Based on interviews with other Board members, he prepares a review of the Chairman and CEO. He may act as a liaison between the Board and the Chairman in delicate matters

•	Broad supervisory and reviewing powers for the Board, directly supported by Internal Audit

•	Independence of Board Members who are all non-executives of the Company, with the exception of the Chairman

•	Independence of Board Committee Members who are equally all non-executives, with one exception being the Chairman serving on the Human Resources and Nominations, and Finance Committees

•	Having Audit Committee Members who are all non-executives with significant expertise particularly in the area of finance

•	Having Compensation Committee Members who are non-executives with broad practical experience in the area of employee and executive compensation

•	An annual self assessment of the Board

•	Receiving and providing continuous and comprehensive information including periodic and yearly reports prepared by management on finances, strategies, research and development, production planning and risk management
TOPICS OF THE BOARD IN 2005
Apart from the ongoing overall supervision of the Company’s affairs, corporate governance and the preparation of the annual accounts and the Annual General Meeting of the Shareholders, the Board put particular emphasis for the financial year 2005, on the following topics: Group business strategy, mergers and acquisitions, positioning of segments, investments in Asia, developments in China, improvements in chemical technologies, legislation in the area of registration and authorization of chemicals (REACH) and the structure of the Executive Committee.
The Company’s full corporate governance report appears in the Financial Review in this Annual Report.

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www.cibasc
GENERAL CONTACT
Ciba Specialty Chemicals Inc.
Klybeckstrasse 141
CH-4002 Basel
Switzerland
T +41 61 636 1111
F +41 61 636 1212
MEDIA RELATIONS
Thomas Gerlach
T +41 61 636 4444
F +41 61 636 3019
INVESTOR RELATIONS
Matthias A. Fankhauser
T +41 61 636 5081
F +41 61 636 5111
SHARE REGISTER
To change shareholder address:

Ciba Specialty Chemicals Holding Inc.
c/o ShareCommService AC
P.O. Box
CH-8152 Glattbrugg
Switzerland
T +41 44 809 5858
F +41 44 809 5859
Ciba Specialty Chemicals’ 2005 Annual Report consists of the Business Review and the Financial Review.
The documents are published in both English and German.
This report was produced using Ciba Specialty Chemicals’ products contained in papers, inks and other materials.
The 2005 Annual Report was developed and written by Group Communications, Corporate Finance and Group Service Law & Enviroment, Ciba Specialty Chemicals.
© Ciba Specialty Chemicals Inc. 2006
Design and production: Com.factory AG, Basel
Concept: Addison Corporate Marketing, London
Photography: Gerhard Krischker, Zurich
Printed in Switzerland by Birkhauser+GBC AG
FORWARD-LOOKING STATEMENTS
Forward-looking statements and information contained in this Report are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe, ” “expect,” “may,” “are expected to,” “will,” “will continue,” “should,” “would be,” “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.